Quartz Mountain Resources Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED OCTOBER 31, 2011

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2011
MANAGEMENT’S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2011
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.1        DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited condensed interim consolidated financial statements of Quartz Mountain Resources Ltd. ("Quartz" or the "Company") for the three months ended October 31, 2011, and the audited consolidated financial statements for the year ended July 31, 2011 as publicly filed on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian dollars unless stated otherwise.

The Company adopted International Financial Reporting Standards ("IFRS") and the following disclosure, and associated financial statements, are presented in accordance with IFRS. All comparative information provided is in accordance with IFRS.

This MD&A is prepared as of January 26, 2012.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward- looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements. Factors and estimates that could cause actual results to differ materially from those in the forward-looking statements include market prices for metals, the conclusions of pre-feasibility, final feasibility and technical analyses, lower than expected grades and quantities of mineralization and resources, mining and recovery rates, availability of necessary capital, changes in and the effect of government policies, the ability to obtain required permits and rezoning approvals, delays in exploration and development projects and the possibility of adverse development in the financial markets. All statements, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees of the ultimate size, quality or commercial feasibility of the Buck Project or of the Company's future performance. The likelihood of future mining at the Buck Project is subject to a number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre- feasibility and final feasibility studies, preparation of all necessary engineering for processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Buck Project and there is no assurance that the mineralization at the Buck Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions.

The Company reviews its forward looking statements on an ongoing basis and updates this information when circumstances require it.

1.2        OVERVIEW

The information comprised in this MD&A relates to Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Group" and individually as "Group entities"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the Group.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2011
MANAGEMENT’S DISCUSSION AND ANALYSIS

Quartz is an exploration and development company which recently graduated from the NEX to the TSX Venture Exchange ("TSX-V"), and commenced trading on December 30, 2011 under the symbol QZM.

Angel's Camp Property

During the year ended July 31, 2002, the Company sold 100% of its title, rights and interest in the Angel's Camp property located in Lake County, Oregon to Seabridge Resources Inc. ("Seabridge"), which later changed its name to Seabridge Gold Inc., for 300,000 common shares of Seabridge (sold in prior years), 200,000 common share purchase warrants of Seabridge (exercised and sold in prior years), cash of $100,000, and a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property. In 2003, Seabridge optioned a 50% interest in the property to Quincy Gold Inc., which later changed its name to Golden Predator Mines Inc., then to Golden Predator Royalty & Development Corporation, and is now named Golden Predator Corporation.

Buck Gold-Silver Property

Subsequent to October 31, 2011, in December 2011, the Company announced that it had completed the acquisition of an option (the "Option") to acquire a 100% interest in the Buck gold-silver property (the "Buck Property") located in central British Columbia from Hunter Dickinson Resources Ltd. ("HDRL"). Concurrent with the completion of the acquisition, Quartz completed a $4.2 million private placement financing to fund the acquisition and to advance exploration of the Buck Property.

In connection with the completion of the transaction described above and the graduation of Quartz to the TSX-V, Messrs. Robert Dickinson, Ronald Thiessen, James Kerr and David Mordant were appointed to the Company's board of directors. Mr. Thiessen was also appointed as Quartz's President and Chief Executive Officer.

Drilling, trenching and geological mapping in the central part of the Buck property in an area known as Bob Creek has shown that the presence of epithermal gold-silver mineralization, similar in age and to the reported signature of other BC mid-Cretaceous mineral occurrences such as New Gold's Blackwater deposit (indicated resources of 165 million tonnes grading 1.01 g/t gold and inferred resources of 39 million tonnes grading 0.94 g/t; September 2011), New Gold's Capoose deposit (indicated resources of 31.2 million tonnes grading 0.38 g/t and inferred resources of 37.3 million tonnes grading 0.37 g/t; September 2011) and Amarc's Newton gold prospect.

A two phase exploration program has been proposed to explore for the discovery of bulk tonnage gold/silver deposits (and/or gold veins) within and adjacent to the known mineralized zone and also along the unexplored overburden-covered extensions to the system.

1.2.1    AGREEMENTS

HDRL held the Option to acquire a 100% interest in the Buck Property pursuant to an option agreement (the "Option Agreement") with the owners of the Buck Property (the "Option Grantors") dated June 28, 2011. HDRL sold its interest in the Option Agreement to Quartz, pursuant to a sale agreement (the "Sale Agreement") dated November 22, 2011, and completion of the sale under the Sale Agreement took place on December 30, 2011.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2011
MANAGEMENT’S DISCUSSION AND ANALYSIS

Sale Agreement

As consideration for HDRL entering into the Sale Agreement, Quartz:

  paid to HDRL $100,000 in cash and issued 1,200,000 shares in the capital of Quartz on December 30, 2011;

  agreed to issue to HDRL 1,200,000 common shares in the capital of Quartz in the event that Quartz completes a National Instrument 43-101 compliant resource estimate on the Buck Property (the "First Milestone Shares");

  agreed to issue to HDRL 2,400,000 common shares in the capital of Quartz in the event that Quartz completes a "preliminary assessment" or a "pre-feasibility study" (as those terms are used in National Instrument 43-101) on the Buck Property (the "Second Milestone Shares"); and

  agreed to issue to HDRL 2,400,000 common shares in the capital of Quartz in the event that Quartz completes a "feasibility study" (as that term is used in National Instrument 43-101) on the Buck Property (the "Third Milestone Shares" and, together with the First Milestone Shares and the Second Milestone Shares, the "Milestone Consideration").

Option Agreement

In order to exercise the Option, Quartz:

  paid to the Option Grantors a total amount of $20,000 and issued to the Option Grantors a total of 100,000 shares in the capital of Quartz on the effective date of the Option Agreement;

  has agreed to pay on December 30, 2012 to the Option Grantors a total amount of $25,000 and has agreed to issue a total of 150,000 shares in the capital of Quartz;

  has agreed to pay on December 30, 2013 to the Option Grantors a total amount of $30,000 and has agreed to issue a total of 200,000 common shares in the capital of Quartz; and

  has agreed to pay on December 30, 2014 to the Option Grantors a total amount of $30,000 and has agreed to issue a total of 200,000 common shares in the capital of Quartz (collectively, the "Grantor Payments").

Following the exercise of the Option, Quartz will become the 100% owner of the Buck Property, subject to a 3% net smelter return royalty. Quartz will have the right at any time to reduce the royalty by 1% by paying $500,000 to the Option Grantors. The royalty will be reduced by a further 1% after royalty payments to the Option Grantors have equaled or exceeded $10,000,000.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2011
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.2.2    FINANCING

Concurrent with completion of the acquisition of the Option from HDRL, Quartz completed a non-brokered private placement (the "Private Placement") of 7,183,371 common shares, of which 6,043,171 are flow-through common shares issued at a price of $0.60 per share and 1,140,200 are non-flow through common shares issued at a price of $0.50 per share, for gross cash proceeds of $4,196,000. Proceeds from the Private Placement will be used to finance the acquisition of the Option, to advance exploration of the Buck Property and for general corporate and working capital purposes. All of the shares issued pursuant to the Private Placement are subject to a four month hold period, which expires on April 30, 2012.

1.2.3    TECHNICAL PROGRAM

Property Description

The Buck gold-silver property is located about 15 kilometers to the southeast of Houston in central British Columbia. It consists of 135 mineral claims, totaling 55,998.46 hectares.

The property covers moderate terrain of the Nechako Plateau physiographic region with a mixed vegetation cover of second growth conifers, alder and poplar and, along river valleys, grassland. Climate is characterized by mild to warm summers and cold winters with a total annual precipitation of about 50 cm.

The property is accessible from secondary roads that traverse the property from Highway 16, or by charter helicopter that is available in Houston or in Smithers, which is about 80 km to the north of Houston.

History

Alluvial gold was discovered in Bob Creek in 1905. The central part of the property (the area adjacent to and south of Bob Creek) has been explored by several companies since that time. The most intensive exploration was carried out by BP-Selco in the 1980's, all to the south of Bob Creek. Three areas of gold-silver-lead-zinc mineralization were identified, occurring in highly altered volcanic rocks and feldspar porphyry dykes. Work to the south of the main areas of mineralization outlined by BP-Selco resulted in the recognition of anomalous amounts of copper as chalcopyrite, suggesting a higher temperature hydrothermal regime than to the north adjacent to Bob Creek. Only a limited drilling program by Equity Silver Mines Limited has been carried out to the north of Bob Creek. This drilling encountered silver in amounts greater than 10 g/t over narrow (3 m) intervals, which demonstrated that the system that gave rise to mineralization to the south of Bob Creek extends to the north of the creek. Past exploration to the west of Buck Creek consisted of soil geochemistry by BP-Selco and Amarc Resources over two small felsic stocks. Amarc also undertook some induced polarization surveying but no further exploration was undertaken in this area. Most of the rest of the Buck property has seen almost no exploration.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2011
MANAGEMENT’S DISCUSSION AND ANALYSIS

Geology

The Buck property lies within the Stikine Terrane of central British Columbia and is underlain by andesitic and dacitic volcaniclastic strata of the Lower Jurassic Telkwa Formation of the Hazelton Group, dominantly dacitic strata, of the Upper Cretaceous Tip Top Hill Formation and Eocene basaltic andesite and andesite of the Buck Creek Formation. Intruding this assemblage are mafic to felsic stocks that possibly are part of the Upper Cretaceous Bulkley intrusive suite and intermediate to felsic dykes that are considered to belong to the Duck Lake intrusive suite.

The Bob Creek mineralization is contained within an alteration zone of at least 700 metres in an east-west direction and extending for at least 400 metres to the south of Bob Creek. Mineralization is most commonly hosted by narrow quartz veins and veinlets and includes iron-rich sphalerite, galena and iron sulphides. Historical exploration work, including limited wide-spaced drilling, has defined a mineralized zone that is completely open to the northwest and southeast and partially open to the west and south. In addition, as previous work was concentrated in the Bob Creek area, the remaining parts of the property have not been adequately explored.

Planned Program

Considerable potential exists for the discovery of bulk tonnage gold/silver deposits (and/or gold veins) within and adjacent to the known mineralized zone and also along the unexplored overburden-covered extensions to the system.

A technical report completed for the Buck Property acquisition recommended a two phase exploration program, involving a $1 million first phase of induced polarization geophysical surveying along with diamond drilling of a chargeability anomaly identified during earlier work. Large scale geological mapping of the entire Buck property and reconnaissance induced polarization surveying is also planned for the remainder of the property to assess the potential for additional precious metal or porphyry copper-molybdenum mineralization.

The second phase would comprise detailed diamond drilling.

1.2.4    MARKET TRENDS

Although there has been periodic volatility in the gold market, the average annual price has been on an upward trend for the past five years. In response to the global economic uncertainty that began in mid-2008, gold prices were strong in 2009 and 2010, and have continued their upward trend in 2011.

Silver prices were impacted by economic volatility in 2008-2009. Prices increased significantly in 2010. The upward trend in the silver price has continued through most of 2011.

Copper prices increased significantly between late 2003 and mid 2008 before declining in late 2008 and through early 2009 but steadily increased through 2009, 2010 and most of 2011 since that time.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2011
MANAGEMENT’S DISCUSSION AND ANALYSIS

Average annual prices as well as the average prices so far in 2012 for gold, silver and copper are shown in the table below, all dollar figures are presented in USD:

Average Metal Price
Year	Au	Ag	Cu
2008	$871/oz	$14.95/oz	$3.16/lb
2009	$974/oz	$14.70/oz	$2.34/lb
2010	$1,228/oz	$20.24/oz	$3.42/lb
2011	$1,532/oz	$36.56/oz	$4.23/lb
2012 to date of the MD&A	$1642/oz	$30.28/oz	$3.59/lb

1.3        SELECTED ANNUAL INFORMATION

Not required for interim MD&A.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2011
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.4      SUMMARY OF QUARTERLY RESULTS

Amounts are expressed in Canadian dollars, except per share amounts. Comparative amounts have been restated to conform to the change in presentation currency and initial adoption of IFRS (section 1.13)

	Oct 31	Jul 31	Apr 30	Jan 31	Oct 31	Jul 31	Apr 30	Jan 31
Balance Sheets	2011	2011	2011	2011	2010	2010	2010	2010
Mineral property interests	$1	$1	$1	$1	$1	$1	$1	$1
Amounts receivable and other asset	23,288	20,578	19,612	20,813	20,688	13,291	9,397	8,309
Cash and cash equivalents	48,113	78,652	98,314	131,489	191,083	258,526	307,806	341,187
Total assets	71,402	99,231	117,927	152,303	211,772	271,818	317,204	349,497
Total equity	(43,202)	57,068	98,089	128,399	170,550	240,550	289,549	331,606
Amounts payable and other liabilities	75,286	39,017	18,814	20,850	39,017	21,118	20,773	17,104
Due to related parties	39,318	3,146	1,024	3,054	2,205	10,150	6,882	787
Total equity and liabilities	71,402	99,231	117,927	152,303	211,772	271,818	317,204	349,497
Working capital	$(43,203)	$57,067	$98,088	$128,398	$170,549	$240,549	$289,548	$331,605

Statements of Comprehensive Loss
Expenses:
Exploration	$–	$–	$–	$–	$–	$–	$–	$–
Administration	100,450	41,897	30,594	42,774	70,517	50,830	42,638	44,857
Net (loss) before the following:	(100,450)	(41,897)	(30,594)	(42,774)	(70,517)	(50,830)	(42,638)	(44,857)
Interest and other income	215	270	331	465	532	524	351	601
Foreign exchange (loss) gain	(35)	(992)	6,333	3,148	829	(4,255)	16,452	3,879
(Loss) before income tax	(100,270)	(42,619)	(23,930)	(39,161)	(69,156)	(54,561)	(25,835)	(40,377)
Income tax expense	–	–	–	–	–	–	–	–
(Loss) for the period	(100,270)	(42,619)	(23,930)	(39,161)	(69,156)	(54,561)	(25,835)	(40,377)
Other comprehensive loss:
Currency translation difference	–	1,598	(6,381)	(2,990)	(843)	5,562	(16,222)	(4,824)
Total comprehensive (loss)	$(100,270)	$(41,021)	$(30,311)	$(42,151)	$(69,999)	$(48,999)	$(42,057)	$(45,201)

Basic and diluted (loss) per common share	$(0.01)	$(0.00)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.00)	$(0.00)
Weighted average number of common shares outstanding YTD (thousands)	13,399	13,399	13,399	13,399	13,399	13,399	13,399	13,399

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2011
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.5        RESULTS OF OPERATIONS

The following financial data has been prepared in accordance with IFRS as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee effective for the Company's three months ended October 31, 2011 and is expressed in Canadian dollars unless otherwise stated. All comparative information provided is in accordance with IFRS and has been restated based on the Company's change in presentation currency (section 1.13).

Comprehensive loss for the three months ended October 31, 2011 vs. 2010

The Company incurred a loss of $100,270 for the three months ended October 31, 2011 compared to a loss of $69,156 in the same quarter of fiscal 2011. The increase in loss is attributable mainly to legal and other expenses, incurred in respect of the acquisition of the Option and the Company's graduation to the TSX Venture Exchange from the NEX (section 1.2). During the period ended October 31, 2011 the operations of the Company were mainly focused on activities of a prospecting or property evaluation nature.

The major costs in the period were legal, accounting and audit fees (2011 - $47,753; 2010 - $21,988), office and administration costs (2011 - $42,543; 2010 - $39,165), and regulatory, trust and filing fees (2011 - $4,548; 2010 - $8,983).

1.6        LIQUIDITY

The Company's source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions.

At October 31, 2011, the Group had cash and cash equivalents of $48,113 as compared to $78,652 at July 31, 2011, and a working capital deficit of $43,203.

Concurrent with completion of the acquisition of the Option on December 30, 2011, the Company completed a non-brokered private placement for net cash proceeds of $4,067,600.

Management believes that its current liquid assets are sufficient to meet its known obligations and to maintain its mineral rights in good standing in the foreseeable future.

1.7        CAPITAL RESOURCES

On December 30, 2011, the Company completed the acquisition of an option (the "Option") to acquire a 100% interest in the Buck gold-silver property (the "Buck Property") located in central British Columbia from HDRL.

The Option includes a net smelter returns royalty (the "NSR Royalty"), payable to the owners of the Buck Property, for which the royalty percentage is equal to 3%. The royalty percentage will decrease by 1% once aggregate royalty payments reach ten million dollars.

In connection with the completion of the acquisition of the Option under the Sale Agreement, the Company paid $100,000 in cash and issued 1,200,000 common shares to HDRL, with up to six million additional common shares to be issued to HDRL upon achievement of certain milestones.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2011
MANAGEMENT’S DISCUSSION AND ANALYSIS

In connection with the exercise of the Option under the Option Agreement, the Company paid $20,000 in cash and issued 100,000 common shares to the owners of the Buck Property (the "Option Grantors"). Under the terms of the Option, the Company has agreed to pay up to $85,000 in cash and issue up to 550,000 common shares to the Option Grantors within the next three years.

Concurrent with completion of the acquisition of the Option on December 30, 2011, the Company completed a non-brokered private placement (the "Private Placement") of 7,183,371 common shares, of which 6,043,171 were flow-through common shares issued at a price of $0.60 per share and 1,140,200 were non-flow through common shares issued at a price of $0.50 per share, for gross cash proceeds of $4,196,000. The Company paid total commissions of $128,400, for net cash proceeds of $4,067,600.

In accordance with the terms of the flow-through share agreements, the Company is obligated to spend the proceeds of the flow-through portion of the Private Placement ($3,625,903) on eligible Canadian Exploration Expenses ("CEE") by December 31, 2012.

The Company had no commitments for capital expenditures as at October 31, 2011.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

1.8        OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9        TRANSACTIONS WITH RELATED PARTIES

There were no balances payable and/or receivable to or from related parties, or transactions with related parties as at and for the period ended October 31, 2011 or the comparatives periods presented within the financial statements for the period ended October 31, 2011.

1.10      FOURTH QUARTER

Not applicable.

1.11      PROPOSED TRANSACTIONS

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12      CRITICAL ACCOUNTING ESTIMATES

Not required for a Venture Issuer.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2011
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.13      CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Accounting Standards, Interpretations and Amendments to Existing Standards

First time adoption of International Financial Reporting Standards

The Canadian Accounting Standards Board has mandated the adoption of IFRS effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 for Canadian publicly accountable profit-orientated enterprises. The date of transition is August 1, 2010 and as a result the fiscal 2011 comparative information has been adjusted to conform to IFRS.

The notes to the unaudited condensed interim consolidated financial statements for the quarter ended October 31, 2011 provides more detail on the Company's accounting policy decisions under IFRS 1, First-Time Adoption of IFRS, optional exemptions for significant or potentially significant areas that had an impact on its financial statements on transition to IFRS or may have an impact in future periods.

In preparing its opening IFRS statement of financial position, comparative information for the three months ended October 31, 2010 and financial statements for the year ended July 31, 2011, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.

Change of presentation and functional currency

Following management's decision to acquire and explore a mineral property interest in Canada (section 1.2), the Company's cash flows are now anticipated to be principally denominated in Canadian Dollars. Accordingly, effective August 1, 2011, the Group changed both the functional currency of the Company and the currency in which it presents its consolidated financial statements from US dollars to Canadian dollars.

A change in presentation currency is accounted for as a change in accounting policy and is applied retrospectively, as if the new presentation currency had always been the presentation currency. Consequently, the comparative financial data in the condensed interim consolidated financial statements for the period ended October 31, 2011 and within this MD&A has been restated to be presented in Canadian dollars using average exchange rates for income and expenses and the closing rate at the balance sheet date for assets, liabilities and items related to equity. Share capital and accumulated deficit have been translated using historic rates. Resulting exchange differences have been recognized within equity. In accordance with IAS 1, 'Presentation of financial statements', an additional balance sheet for the Group and the Company has been presented as at the beginning of the earliest comparative period, being August 1, 2010, together with the related notes.

Accounting standards issued, but not yet effective

The required disclosure is provided in note 3 of the accompanying unaudited condensed interim consolidated financial statements for the three months ended October 31, 2011.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2011
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.14      FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Group if the counterparty to a financial instrument fails to meet its contractual obligations. The Group's credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents. There has been no change in the Company's objectives and policies for managing this risk, except for changes in the carrying amounts of financial assets exposed to credit risk, and there was no significant change to the Company's exposure to credit risk during the three months ended October 31, 2011.

Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. There has been no change in the Company's objectives and policies for managing this risk. The Company's liquidity position is discussed in Item 1.6 Liquidity, above.

Interest Rate Risk

The Group is subject to interest rate risk with respect to its investments in cash and cash equivalents.

There has been no change in the Company's objectives and policies for managing this risk and no significant change to the Company's exposure to interest rate risk during the three months ended October 31, 2011.

Fair Values

The fair values of the Group's financial assets and liabilities approximate their carrying amounts. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

There were no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments during the three months ended October 31, 2011.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2011
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.15      OTHER MD&A REQUIREMENTS

None.

1.15.1  DISCLOSURE OF OUTSTANDING SHARE DATA

The following details the share capital structure as at the date of this MD&A.

	Expiry date	Exercise price	Number
Common shares			21,882,793
Share options	January 18, 2017	$0.45	1,776,600

The 7,183,371 shares issued pursuant to the Private Placement (section 1.2.2) are subject to a four month hold period, which expires on April 30, 2012.

1.15.2  INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting that occurred during the period ended October 31, 2011 that could have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

1.15.3  DISCLOSURE CONTROLS AND PROCEDURES

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

1.16      RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks associated with operating in a foreign country, including currency, political, social, and legal risk.

Due to the nature of the Company's business and the present stage of exploration and development of its project in British Columbia (section 1.2), the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2011
MANAGEMENT’S DISCUSSION AND ANALYSIS

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not reduce, including among other things, unsuccessful efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely upon consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. The Company currently has only a small number of mineral properties. There can be no assurance that the Company will be able to acquire additional properties of sufficient technical merit to represent a compelling investment opportunity. If the Company is unable to acquire additional properties, its entire prospects will rest solely with its current projects and accordingly, the risk of being unable to identify a mineral deposit will be higher than if the Company had additional properties to explore. There can be no assurance that the Company will ever be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Buck Property and any other properties that the Company may acquire are added. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company's acquisition of additional properties and other factors, many of which are beyond the Company's control. The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the Buck Property, or any other properties the Company may acquire commence commercial production and generate sufficient revenues to fund its continuing operations. The development of the Buck Property and any other properties the Company may acquire will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2011
MANAGEMENT’S DISCUSSION AND ANALYSIS

Permits and Licenses

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits which may be required to carry out exploration and development of the Buck Property.

Infrastructure Risk

The operations of the Company are carried out in geographical areas which may lack adequate infrastructure and are subject to various other risk factors. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

Additional Funding Requirements

Further development of the Company's projects will require additional capital. The Company currently does not have sufficient funds to fully develop the projects it holds. In addition, a positive production decision at these projects or any other development projects acquired in the future would require significant capital for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain funding through debt or equity financings, the joint venturing of projects, or other means. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2011
MANAGEMENT’S DISCUSSION AND ANALYSIS

Changes in Local Legislation or Regulation

The Company's mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, protection of endangered and other special status species and other matters. The Company's ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company's activities or those of other mining companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company's operations, including its ability to explore or develop properties, commence production or continue operations. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company's business, results of operations or financial condition. The Company may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. The Company could also be held liable for exposure to hazardous substances.

Environmental Matters

All of the Company's mining operations will be subject to environmental regulations, which can make operations expensive or prohibit them altogether.

The Company may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development and production.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

All of the Company's exploration, development and any production activities will be subject to regulation under one or more environmental laws and regulations. Many of the regulations will require the Company to obtain permits for its activities. The Company will be required to update and review its permits from time to time, and will be subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to be economically re-evaluated at that time.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2011
MANAGEMENT’S DISCUSSION AND ANALYSIS

Groups Opposed to Mining May Interfere with the Company's Efforts to Explore and Develop its Properties

Organizations opposed to mining may be active in the regions in which the Company conducts its exploration activities. Although the Company intends to comply with all environmental laws and maintain good relations with local communities, there is still the possibility that those opposed to mining will attempt to interfere with the development of the Company's properties. Such interference could have an impact on the Company's ability to explore and develop its properties in a manner that is most efficient or appropriate, or at all, and any such impact could have a material adverse effect on the Company's financial condition and the results of its operations.

Market for Securities and Volatility of Share Price

There can be no assurance that active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry or the economy as a whole, may have a significant adverse impact on the market price of the securities of the Company.

The stock market has from time to time experienced extreme price and volume fluctuations that have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where the directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Lack of Revenue and a History of Operating Losses

The Company does not have any operational history or earnings and the Company has incurred net losses and negative cash flow from its operations since its incorporation. Although the management of the Company hopes to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2011
MANAGEMENT’S DISCUSSION AND ANALYSIS

General Economic Conditions

Global financial markets have experienced a sharp increase in volatility during the last few years.

Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of the Company's shares.

Reliance on Key Personnel

The Company is dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, train or retain qualified personnel in the future, which would adversely affect its business.